Exhibit 99.2

No.: 79352021280131

SPD BANK

Term Loan Agreement

Agreement Version No.: SPDB201912

SPD BANK	Term Loan Agreement

Term Loan Agreement

Borrower: AURORA MOBILE LIMITED

Principal Place of Business: 14/F, China Certification and Inspection Building, Nanshan District, Shenzhen

Contact Person: Yan Lin	Tel: ****************

Fax: /	Email: /

Lender: Shanghai Pudong Development Bank Co., Ltd. Shenzhen Branch

Principal Place of Business: No.88, Pucheng Road, Sungang Street, Luohu District, Shenzhen

Contact Person: Cheng Saijun	Tel: ****************

Whereas:

The Borrower applies to the Lender for term loan for capital turnover needs; upon review, the Lender agrees to grant the loan in accordance with the terms and conditions of this Agreement. In order to clarify the rights and obligations of the parties, the Borrower and the Lender hereby enter into this Agreement in accordance with the relevant laws, regulations and rules of the People’s Republic of China upon mutual agreement, and this Agreement shall be binding on both parties..

At the same time, the Borrower and the Lender confirm the following principal terms (please select in the box below according to the situation, “✓” for selected, and “×” for not selected):

☒ This Agreement is a supplemental financing instrument to the Credit Line Agreement (hereunder referred to as the “Credit Line Agreement”) with serial number                    . After this Agreement takes effect, all the terms and conditions contained herein shall be incorporated into and form a part of the Credit Line Agreement (this option should be selected if the Credit Line Agreement has been signed previously by the Borrower and the serial number of the Credit Line Agreement should be recorded here);

☑ This Agreement is an independent credit instrument signed by the Borrower and the Lender (this option should be selected if the Borrower and the Lender have not signed the Credit Line Agreement);

☒ The guarantor has been informed that the purpose of the loan under this Agreement is to repay the loan under the original contract name:                    , dated             , with serial number              (Select this option if the purpose of borrowing is to repay the original or renew the loan).

SPD BANK	Term Loan Agreement

Part I    Commercial Terms

1. Types of loan: ☑ short-term working capital loan; ☒ mid-term working capital loan

2. The amount of loan under this Agreement is RMB (currency) one hundred and fifty million (in words).

3. The specific use of the loan under this Agreement is: repayment of overseas loan.

4. The term of the loan under this Agreement is: (“✓” for selected, and “×” for not selected in the following boxes):

☒ From                  to                      ;

☑          /         year (or         12         months) from the date of the first drawdown.

The actual drawdown date and repayment date shall be the date recorded on the drawdown voucher (loan certificate) produced by the Lender and the Borrower. The date of the last repayment shall not extend beyond the loan period as agreed in this Agreement. The drawdown vouchers (loan certificates) form an integral part of this Agreement.

5. The interest rate of the loan under this Agreement is (“✓” for selected, and “×” for not selected in the following boxes):

☑ (1) RMB loan interest rate:

Each loan under this Agreement shall be granted at the one-year (term) loan prime rate (LPR) ☑ + ☒ - 50 BPS as published by the National Inter-Bank Funding Center at the end of the day immediately prior to the date the Lender actually grants the loan. If the calculated interest rate is less than 0%, it shall be implemented as 0%. (The loan prime rate is an annual interest rate, which can be found through the National Inter-Bank Funding Center and the website of the People’s Bank of China).

After each loan is granted, if the loan prime rate is adjusted during the loan term, the loan interest rate (“✓” for selected, and “×” for not selected in the following boxes):

☑ will not be adjusted as it is fixed;

☒ will be adjusted from the date of interest rate adjustment, with the loan prime rate (LPR) published by the National Inter-Bank Funding Center at the end of the day immediately prior to the date of interest rate adjustment for loans of the term as agreed above in this Article as the base, and the number of floating points and calculation method of the interest rate agreed above remaining unchanged. The specific date of interest rate adjustment is as below (“✓” for selected, and “×” for not selected in the following boxes):

☐ The interest rate is adjusted annually, and the date of interest rate adjustment is the corresponding day of the actual loan grant date in the corresponding month of the next calendar year. If there is no corresponding day of the actual loan grant date in the corresponding month of the next calendar year, the date of interest rate adjustment is the last day of the corresponding month of the actual loan grant date in the next calendar year;

SPD BANK	Term Loan Agreement

☐ The interest rate is adjusted annually, and the date of interest rate adjustment is January 1 of each year;

☐ The interest rate is adjusted according to the interest settlement date, and the date of interest rate adjustment is the day immediately following the interest settlement date;

☐ The interest rate is adjusted quarterly, and the date of interest rate adjustment is on the              day of the last month of each quarter;

☐ The interest rate is adjusted monthly, and the date of interest rate adjustment is on the day of each month;

☐ Other agreement (specific date of interest rate adjustment): .

☒ (2) interest rate of foreign currency loan:

Each loan under this Agreement will be granted at the rate of ___(year/month/week)             (LIBOR/HIBOR/SIBOR) published by the Lender on the date of grant plus              BPS.

After the grant of each loan under this Agreement, the method used to adjust the loan interest rate is as below (“✓” for selected, and “×” for not selected in the following boxes):

☐ From the date each loan is granted, the interest rate shall be adjusted once every              (1/3/6/12) months in accordance with the latest foreign currency interest rate of the same period at the corresponding date;

☐ Fixed interest rate without adjustment.

6. The interest settlement method of the loan under this Agreement (“✓” for selected, and “×” for not selected in the following boxes):

☒ Monthly, the interest settlement date is on the twentieth (20th) of each month;

☑ Quarterly, the interest settlement date is on the twentieth (20th) of the last month of each quarter;

☒ Other method:                     .

For instalment repayment of principal, the interest shall be paid together with the corresponding principal at the same time.

7. The interest rate for penalty interest under this Agreement:

(1) The penalty interest rate for overdue payments under this Agreement is determined at additional 50% over the applicable loan execution interest rate on the date of penalty interest settlement.

(2) The penalty interest rate for use of the loan for purposes other than those stipulated in this Agreement is determined at additional 50% over the applicable loan execution interest rate on the date of penalty interest settlement.

SPD BANK	Term Loan Agreement

8. The drawdown period for the loan under this Agreement is from April 16, 2021 to May 16, 2021. The first drawdown shall be made before May 16, 2021.

9. The drawdown plan for the loan under this Agreement is as follows (“✓” for selected, and “×” for not selected in the following boxes):

☑ The drawdown plan is as below:

S.N.	Date of Drawdown	Amount of Drawdown

1	April 16, 2021	RMB one hundred and fifty million (in words)

2		(in words)

3		(in words)

4		(in words)

5		(in words)

6		(in words)

☒ Other agreement on the drawdown plan:_____________.

10. The repayment plan for the loan under this Agreement is as follows (“✓” for selected, and “×”for not selected in the following boxes):

☑ The repayment plan is as below:

S.N.	Date of Repayment	Amount of Repayment

1	April 16, 2022	RMB one hundred and fifty million (in words)

2		(in words)

3		(in words)

4		(in words)

5		(in words)

6		(in words)

SPD BANK	Term Loan Agreement

☒	Other agreement on the repayment plan:_______________.

11. The liquidated damages for early repayment of the loan equal to      /    % of the total amount of actual early repayment or     /        (currency)     /         (in words).

12. The portion of the loan principal early repaid shall not be less than RMB    (currency)     /            0,000 (in words).

13. Account opening (select one of the following modes for RMB loans, select the special account mode for a foreign currency loan, and put “×” for accounts modes not selected):

☑	Non-special Account Mode:

(1) The general settlement account opened by the Borrower at the Lender’s bank is:

Bank: Shanghai Pudong Development Bank Co., Ltd. Shenzhen Qianhai Branch

Bank Account Name: AURORA MOBILE LIMITED

Bank Account Number: ****************

(2) The Borrower’s fund collection account opened at the Lender’s bank is:

Bank: Shanghai Pudong Development Bank Co., Ltd. Shenzhen Qianhai Branch

Bank Account Name: AURORA MOBILE LIMITED

Bank Account Number: ****************

☒	Special Account mode:

(1) The special account for working capital loan opened by the Borrower at the Lender’s bank is:

Bank:

Bank Account Name：

Bank Account Number: ________________________

(2) The general settlement account opened by the Borrower at the Lender’s bank is:

Bank: Shanghai Pudong Development Bank Co., Ltd.

Bank Account Name: AURORA MOBILE LIMITED

Bank Account Number: ________________________

(3) The Borrower’s fund collection account opened at the Lender’s bank is:

Bank: Shanghai Pudong Development Bank Co., Ltd.

SPD BANK	Term Loan Agreement

Bank Account Name: AURORA MOBILE LIMITED

Bank Account Number: ________________________

14. Entrusted payment by the Lender: any single payment from the loan that has a determinate payee and exceeds an amount of (currency and amount) RMB ten million shall be made through Lender Entrusted Payment.

15. The guarantors and guarantee contracts providing security for the debt hereunder include but are not limited to:

☒ Guarantors:                             Guarantee Contract No.:[                ] ;

☒ Mortgagors:                                          Mortgage Contract No.: [                ];

☑    Pledgor: Shenzhen Hexun Huagu Information Technology Co., Ltd.

Pledge Contract No.: [YE7P35202128013101];

☒ Other guarantee:                                                  .

16. Handling of Defaults.

Liquidated damages equal to             /                     (in words) percent of the principal amount borrowed or ______/______.

17. Appendix to this Agreement include:

(1)     /                            .

(2)     /                            .

(3)     /                            .

(4)     /                            .

(5)     /                            .

18. Other matters agreed upon by both parties.

None

19. This Agreement is made in four originals, one of which is held by the Borrower, three of which are held by the Lender, and     /         of which is/are held by    /        , with the same legal effect.

(End of Part I)

SPD BANK	Term Loan Agreement

Part II General Provisions

Article 1 Loan

1. The Borrower irrevocably agrees and confirms that the Lender has the right to consider adjusting or adding conditions for the grant of the loan due to changes in laws, regulations and policies, or being restricted by the macro-monetary or financial regulatory policies of the government, or based on market conditions, capital position and financial cost, its own business needs, the Borrower’s performance ability or financial condition or any other matter, or may suspend, reduce or cancel the loan in case of any other material change in conditions and notify the Borrower thereof.

2. The loan hereunder shall be used in accordance with the loan purposes agreed herein. The Borrower shall not misappropriate or use the loan for fixed asset investment, equity investment, etc., or use the loan in fields and purposes of production or operation which are prohibited by the state, or in other activities inconsistent with the purposes of the working capital loan.

Article 2 Loan Interest Rate and Method of Interest Calculation

1. Unless otherwise specified in this Agreement, the loan interest hereunder shall be calculated based on the actual amount of loan drawn down and the number of days for which the loan is occupied from the date of the grant of the loan. The number of days for which the loan is occupied includes the first day and excludes the last day. Daily interest rate equals to monthly interest rate divided by 30, and monthly interest rate equals to annual interest rate divided by 12.

2. The Lender shall have the right to charge the Borrower penalty interest for any outstanding principal which becomes due (“due” for the purpose of this Agreement includes the case where the Lender declares the loan to be due early), for the period starting from the day when the outstanding principal of the loan becomes overdue until the day on which the Borrower discharges all of the principal and interest, in accordance with the actual number of days overdue and overdue interest rate agreed in this Agreement.

3. In the event that the Borrower uses the loan in breach of the purpose as agreed herein, the Lender shall have the right to charge the Borrower penalty interest in respect of the portion of the loan misused, calculated based on the penalty interest rate on misuse as agreed herein, from the day when such breach commences, for the actual number of days for which such breach lasts, until the Borrower discharges all of the principal and interest.

4. The Lender shall have the right to receive from the Borrower for interest not paid by the Borrower on time (which includes normal interest, overdue penalty interest and misuse penalty interest) a compound interest from the day when the same becomes overdue, which shall be calculated based on the overdue penalty interest rate as agreed herein for the actual number of days overdue.

SPD BANK	Term Loan Agreement

5. Interest rate market paralysis

If there is no applicable LPR (applicable to RMB) or LIBOR/HIBOR/SIBOR (applicable to foreign currency) interest rate on the quoteation date of the relevant interest period after the loan is granted under this Agreement, the Borrower shall negotiate with the Lender to determine an alternative interest rate; if no agreement can be reached within five (5) banking business days from the commencement of the negotiation, the Borrower shall repay the principal and interest of the loan in full within thirty (30) banking business days from the date of such failure to reach the agreement.

Article 3 Drawdown

1. Prior to the first drawdown, the Borrower shall fulfill the following conditions:

(1) The Borrower shall submit the drawdown application form (in the form attached as Annex I or Annex II hereto), the completed borrowing (lending) voucher and other related documents at the time and in the method of submission as agreed in this Agreement;

(2) This Agreement and related guarantee contract, if any, have been signed and remained valid, and the rights of the guarantee have been properly established;

(3) The Borrower shall provide its currently valid business license, articles of association, most recent financial statements from the drawdown date (including but not limited to the audited annual financial statement by a certified public accountant for the preceding year and the statements for the current period);

(4) The Borrower shall provide the resolution in respect of the loan approved by its board of directors or in shareholders’ meeting or any other entity with the same legal status, authorization letter from the legal representative to authorized representatives, and original copy of sample signatures of the legal representative and authorized representatives;

(5) The Borrower has opened related accounts at the Lender’s bank as requested by the Lender;

(6) The Borrower has fulfilled the obligations agreed in this Agreement, and no event of default as stipulated in this Agreement has occurred;

(7) Other documents or conditions as requested by the Lender.

2. Prior to each drawdown other than the first drawdown, the Borrower shall fulfill the following conditions:

(1) The Borrower shall submit the drawdown application form (in the form attached as Annex I or Annex II hereto), the completed borrowing (lending) voucher and other related documents at the time and in the method of submission as agreed in this Agreement;

(2) The representations and warranties made by the Borrower under this Agreement shall remain valid;

(3) The Borrower has fulfilled the obligations agreed under this Agreement, and no event of default as stipulated in this Agreement has occurred;

SPD BANK	Term Loan Agreement

(4) Other documents or conditions as requested by the Lender.

3. Drawdown

(1) The Borrower shall make one-time drawdown or instalment drawdown in accordance with the drawdown plan as agreed under this Agreement, and submit the drawdown application form (in the form attached as Annex I or Annex II hereto) to the Lender three (3) banking business days prior to each drawdown date for the processing of drawdown procedure;

(2) In the event that a change of the drawdown date such as postponement is required by the Borrower, the Borrower shall obtain consent from the Lender three (3) banking business days prior to each drawdown date, and the Lender shall have the right to require the Borrower to pay the Lender the loss of interest income as a result of such change (loss of interest income = the interest the Lender should have earned from the loan deducted by the interest earned through savings over the same period );

(3) In the event that the Borrower requests to cancel all or part of the undrawn loan amount, such cancellation may be made only if the Borrower obtains the approval from the Lender by submitting an application to the Lender three (3) banking business days prior to the drawdown date or expiry of the drawdown period;

(4) In the event where the Borrower fails to lodge its application for drawdown or postponement of drawdown upon the expiry of the scheduled drawdown date or drawdown period, the Lender shall have the right to cancel the undrawn loan.

The Lender shall have the right to waive one or more of the above drawdown conditions without prejudice to any right of the Lender under this Agreement.

Article 4 Account Opening and Management

1. When signing this Agreement, the Borrower shall have opened a general settlement account and a fund collection account (see Part I of this Agreement) at the Lender’s bank, as well as a special working capital loan account (if any) as agreed by both parties. The Borrower agrees that the Lender shall monitor the aforesaid accounts of the Borrower.

2. If no special working capital loan account is opened, the general settlement account will be used to account for the deposit and payment of loan fund that has been obtained by the Borrower from the Lender.

If a special working capital loan account is opened, the special working capital loan account will be used to account for the deposit and payment of loan fund that has been obtained by the Borrower from the Lender, and the funds in the account will bear interest as current deposits. The Borrower agrees that, for the special working capital loan account, in addition to the Borrower’s seal reserved by the Lender, the special seal for the payment and supervision of loan fund of the Borrower shall also be reserved by the Lender. Without the written consent of the Lender, the Borrower shall not change the reserved seal of the special working capital loan account without authorization.

SPD BANK	Term Loan Agreement

3. The Borrower confirms that the fund collection account is the income account and repayment reserve account under this Agreement. The Borrower’s income cash flow or the Borrower’s overall cash flow shall be deposited into the fund collection account.

The Borrower warrants that the balance in the Borrower’s repayment reserve account shall not be less than the amount of principal and interest payable by the Borrower for the current period on each principal and interest repayment date under this Agreement and within three (3) days before the same. The Borrower agrees that on each principal and interest repayment date and within three (3) days before the same, the Lender shall have the right to restrict or refuse any of the Borrower’s external payments that will cause the balance in the repayment reserve account to be lower than the principal and interest payable for the current period, so as to ensure that the balance in the repayment reserve account is sufficient to pay the principal and interest payable for the current period.

The Lender shall have the right to monitor the funds receiving account. In the event of any irregular cash movements in the fund collection account, the Lender shall have the rights to request the Borrower for explanations and take necessary measures.

Article 5 Payment Monitoring

1. The Borrower agrees that the Lender shall have the right to manage and control the payment of loan funds through entrusted payment by the Lender or/and direct payment by the Borrower, in order to supervise the purpose of usage of the loan as agreed in this Agreement.

Entrusted payment by the Lender means that the Lender pays the loan funds through the Borrower’s account to the Borrower’s transaction counterparties who meet the purposes as agreed in this Agreement according to the Borrower’s drawdown application and payment entrustment.

Direct payment by the Borrower means that after the Lender deposits the loan funds to the Borrower’s account according to the Borrower’s drawdown application, the Borrower will independently pay them to the Borrower’s transaction counterparties who meet the purposes as agreed in the Agreement.

2. The Borrower agrees that if the relationship between the Borrower and the Lender is a newly established credit-business relationship and the credit rating of the Borrower is average, or a single payment exceeds the amount as agreed in this Agreement (refer to Part I of this Agreement) and has a determinate payee, or for other cases as identified by the Lender, the method of entrusted payment by the Lender shall be used.

Where the method of entrusted payment by the Lender is used, the Lender shall have the right to review, according to the purpose of usage of the loan as agreed in this Agreement, whether the name of the payee, amount and other information on the payment application as provided by the Borrower are in conformity with relevant business contracts and related supporting documents. With the approval of the Lender after review, payments will be made by the Lender to the Borrower’s transaction counterparties through the Borrower’s bank account from the loan obtained.

SPD BANK	Term Loan Agreement

3. The Borrower shall provide supporting materials as requested by the Lender when applying for making payments to external parties from the loan obtained, including but not limited to:

(1) Documents certifying that the purpose of payment is in accordance with the purpose as agreed in the Agreement;

(2) Business contracts and written documents that truthfully reflect the Borrower’s payment obligations. For the expenses that must be paid without signing a contract, the charge policy and standard approved by the competent authorities shall be provided;

(3) Relevant invoices or receipts, and if such invoices or receipts cannot be obtained at the time of payment, the Borrower shall promptly submit the corresponding invoices or receipts for the use of funds after the completion of payment;

(4) Legally valid payment vouchers;

(5) Other documents required by the Lender.

The Lender shall have the right to waive one or more of the above supporting materials without prejudice to any right of the Lender under this Agreement.

4. In case where a special working capital loan account is not opened, the Borrower shall submit the drawdown application form (in the form attached as Annex I hereto) to the Lender three (3) banking business days prior to the proposed drawdown date, and shall indicate whether the Borrower intends to use the entrusted payment method or direct payment method. The Borrower confirms that the Lender shall have the right to review whether the relevant documents comply with the payment conditions as stipulated under this Agreement or not, and have the right to decide which payment method the Borrower should adopt for the loan that is drawn down.

In case where a special working capital loan account is opened, and when the entrusted payment method is used, the Borrower shall submit a payment application form (in the form attached as Annex III hereto) affixed with the Borrower’s reserved seal for the special working capital loan account to the Lender three (3) banking business days prior to the proposed payment day. The Lender shall have the right to review whether the relevant materials comply with the payment conditions as stipulated under this Agreement. If the Lender approves, then the payment voucher shall be affixed with the special seal for the payment and supervision of loan fund to make external payments. When the direct payment method is used, the Borrower shall submit the payment application form (in the form attached as Annex III hereto) and related materials to the Lender three (3) banking business days prior to the proposed payment day. The Lender shall have the right to review whether the relevant materials comply with the payment conditions as stipulated under this Agreement. If the Lender approves, the Borrower is required to complete payment voucher (the amount of each summary payment voucher must not exceed the loan amount that the Lender is entrusted to pay under this Agreement). After the review, the Lender will affix the summary payment voucher with the special seal for the payment and supervision of loan fund and the corresponding fund will be transferred to the Borrower’s general settlement account.

SPD BANK	Term Loan Agreement

5. In the case that the method of direct payment by the Borrower is used, the Borrower shall summarize and report to the Lender the details of direct payments from the loan obtained on a monthly basis. The Lender shall have the right to verify whether the payments of loan fund made by the Borrower comply with the purpose and payment method as agreed in this Agreement in the manners of account analysis, voucher inspections and on-site investigations, etc.

6. The Borrower confirms that the Borrower shall pay to the Lender any remittance fee that may be incurred due to the payment of loan fund. At the time when such remittance fee is incurred, the Lender shall the right to deduct and collect the actual amount of remittance fee.

7. In the case that the Borrower is under any of the following circumstances, the Lender shall have the right to request the Borrower, during the course of deposit and payment of the loan, to provide additional conditions for the drawdown and payment, or to change the way of paying the loan or cease the deposit and payment of the loan:

(1) Deterioration of the credit status;

(2) Weak profitability of principal business;

(3) Abnormal usage of the loan under this Agreement.

Article 6 Repayment

1. The Borrower shall timely and fully repay the principal, interest and relevant expenses of the loan according to the repayment plan agreed in this Agreement. The Borrower hereby irrevocably authorizes the Lender to actively deduct the above amount from its account that is opened with the Lender on the maturity date of the loan or when the conditions agreed in this Agreement have been met to realize the creditor rights of the Lender.

2. If the Borrower repays the loan early, it shall submit a written application to the Lender and obtain the written consent of the Lender before the tenth (10th) banking business day before the expected repayment date. Without the prior written consent of the Lender, the Borrower shall still repay the principal and interest according to the term and interest rate agreed in this Agreement.

The prepayment agreed by the Lender shall be deemed as loan having become due early. In such case, the Lender shall also have the right to require the Borrower to pay certain liquidated damages in accordance with this Agreement (see Part I of the Agreement).

In case of early repayment of the loan, the interest shall be calculated according to the actual number of days in which the loan has been used by the Borrower and shall be repaid together with its principal. The principal amount of early repayment shall not be less than the limit as agreed in Part I of this Agreement. The principal amount repaid by it shall be offset against the loan principal in the reverse order of the repayment plan agreed in this Agreement.

SPD BANK	Term Loan Agreement

3. If the Borrower is unable to make repayments as scheduled for a good cause, it shall apply to the Lender for loan extension before the thirtieth (30th) banking business day of the repayment period as agreed in this Agreement and prepare necessary materials to go through relevant extension procedures. If the loan under this Agreement is guaranteed, mortgaged or pledged, the guarantor, mortgagor and pledgor shall also issue a written consent certificate. The Lender shall decide whether to agree to the extension. If the Borrower does not apply for extension or the application for extension is not approved by the Lender, the loan shall be converted into overdue loan from the date immediately following its maturity date.

4. The Borrower shall not draw down or use any loan fund that has been repaid again.

Article 7 Representations and Warranties

The Borrower makes the following representations and warranties to the Lender, which are made at the time of signing this Agreement and remain valid during the term of this Agreement.

1. The Borrower is an enterprise (institution) legal person or other economic organization established in accordance with its applicable laws, with independent legal personality, complete financial system and repayment ability, and has the right to enter into and perform this Agreement according to laws.

2. The Borrower has the right to enter into this Agreement and has completed all authorizations and approvals of the shareholders, the board of directors or other competent authorities necessary for entering into this Agreement and performing its obligations under this Agreement. All terms of this Agreement are the true intention of the Borrower and are legally binding on the Borrower.

3. The execution and performance of this Agreement will not violate the laws that the Borrower shall abide by (the laws under this Agreement include the laws, regulations, rules, local regulations, judicial interpretations, etc. that the Borrower shall abide by, the same below), the relevant documents, judgments and rulings of the competent authorities, nor contravene the articles of association of the Borrower, any contract or agreement the Borrower has entered into or any other obligations undertaken by the Borrower.

4. The Borrower warrants that all financial statements (if any) issued by it comply with the provisions of applicable laws and that such statements truly, completely and fairly reflect the financial conditions of the Borrower.

5. In the process of signing and performing this Agreement, the Borrower abides by the principle of honesty and trustworthiness, and all materials, documents and information (including but not limited to business license, project approval documents, feasibility study report, self-raised funds implementation certificate, financial statements, etc.) provided to the Lender, including itself and the guarantor, are true, valid, accurate, complete without any concealment or omission.

6. The Borrower warrants that it will complete the filing, registration or other procedures required for the effectiveness and legal performance of this Agreement.

SPD BANK	Term Loan Agreement

7. Since the issuance of the most recent audited financial statements, there has been no material adverse change in the Borrower’s operating or financial conditions.

8. In business activities, it will strictly abide by laws and regulations, carry out various businesses in strict accordance with the provisions of the Borrower’s business license or the business scope approved according to laws, go through the registration and annual inspection procedures on time, engage in the production and operation in accordance with laws and regulations, have the ability to continue as a going concern and have a legal source of repayment.

9. It will not waive any creditor’s right that has become due, nor dispose of the existing main property free of charge or in other inappropriate ways.

10. The Borrower has disclosed to the Lender all facts and circumstances that the former knows or should have known and that are important for the latter to decide whether to grant the loan hereunder (including but not limited to business status, financial conditions, external guarantees, etc.).

11. The Borrower warrants that it is in good standing without any materially poor record.

12. The Borrower warrants that there are no other circumstances or events that have or may have a material adverse impact on the Borrower’s performance ability.

Article 8 Agreed Matters

The Borrower and the Lender agree as follows:

1. The Borrower undertakes that its business activities are operated under legal regulations and the loan obtained under this Agreement will be used for purpose as agreed in this Agreement and not for other purpose. The Borrower shall, as required by the Lender, provide relevant financial materials to the Lender regularly, which include monthly and annual financial statements, and to actively cooperate with the Lender in monitoring the usage of the loan and the operational status of business activities. The Lender shall, at any time, have the right to carry out inspection and monitoring on the usage of the loan.

2. The Borrower shall repay the principal and interest under this Agreement, based on the timing, amount, currency and interest rate stipulated under this Agreement, application forms and borrowing (lending) vouchers.

3. The Borrower undertakes that, in case of any events which will or may have a material adverse impact on the financial conditions of the guarantor or its capacity to perform the obligations as a guarantor under this Agreement, it shall provide other new guarantees that are recognized by the Lender promptly.

SPD BANK	Term Loan Agreement

4. The Borrower undertakes that, prior to receipt of written consent from the Lender, none of the following actions will be taken:

(1) transferring (including selling, gifting, offsetting, exchanging), mortgaging, pledging or otherwise disposing of all or substantial part of its material assets;

(2) contracting, joint operations, external major investment, change in actual controller or major shareholder, share capital reform, merger (acquisition), joint venture (cooperation), sub-division, transfer of shares, practical increase in debt financing, set up of subsidiary, transfer of property rights, deduction in capital, suspension of operation, dissolution, filing for bankruptcy, reorganization and other actions that may have potential impact on the repayment ability of the Borrower;

(3) providing guarantees for third parties, and, as a consequence thereof, having a material adverse impact on financial conditions of the Borrower or its ability to fulfill the obligations under this Agreement;

(4) early settlement of other long-term debts and, as a consequence thereof, having a material adverse impact on the ability of the Borrower to fulfill the obligations under this Agreement;

(5) entering into contracts/agreements which have a material adverse impact on the ability of the Borrower to fulfill its obligations herein or assuming relevant obligations with same implications.

5. The Borrower undertakes that, in the event of the following events, the Borrower shall notify the Lender immediately on the day when such event occurs and ensure that the original copy of the relevant notice (affixed with common seal) is served on the Lender within five (5) banking business days after the event occurs:

(1) The occurrence of events which result in untruth, inaccuracy or invalidation on the representations and warranties made by the Borrower under this Agreement;

(2) The Borrower or its controlling shareholders, actual controller or its related parties are involved in litigation or arbitration, or their assets are subject to seizure, attachment, freezing, enforcement or other measures of the same effect, or their legal representatives/persons in charge, are involved in litigation, arbitration or subject to other forcible measures;

(3) Changes of the legal representative or authorized representative, person in charge, main person in charge of financial affairs, or correspondence address, name of the enterprise, and place of office of the Borrower;

(4) Petition for restructuring or bankruptcy is filed by other creditors or revocation by higher-level authorities;

(5) Occurrence of other materially adverse events that may have negative impact on the repayment ability of the Borrower.

6. The Borrower warrants that it shall not breach the normal repayment order to settle full and early repayment of other loans, and shall not enter into any contract or agreement, at present and in the future, that would result in the subordination of the loan under this Agreement.

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7. The Borrower shall make every effort to settle the principal and interest with the same currency of the loan under this Agreement. Under the circumstance where the principal and interest are settled in different currency, the Borrower shall voluntarily or authorize the Lender to convert the principal and interest repaid, which denominated in different currency, to the currency of the loan obtained under this Agreement according to the exchange method specified under the “Stipulations on Deductions” hereof, with all the expenses and costs arising therefrom to be borne by the Borrower. Under the circumstance where the guarantor settles the repayment of the loan on behalf of the Borrower in different currency, all the expenses and costs arising therefrom shall be borne by the Borrower, in accordance with the “Stipulations on Deductions” under the Guarantee Contract.

8. In the event where any specific circumstance or change in connection with the guarantee hereunder occurs, the Borrower shall, at the request of Lender, provide other guarantees that are recognized by the Lender. The specific circumstances or specific changes abovementioned include but are not limited to suspension of production, termination of business, dissolution, suspension of business for internal rectification, revocation or deregistration of business license, applying or being applied for restructuring, bankruptcy, significant changes in operating or financial conditions, involved in material litigation or arbitration cases, involved in litigations by legal representative, director, supervisor and key management, the decrease or possible decrease in the value of the assets pledged or such assets being imposed of the property preservation measures such as attachment, breaches under the Guarantee Contract and request for lifting of the Guarantee Contract, by the Guarantor.

9. The Lender shall have the right to carry out onsite or offsite due diligence on the Borrower and carry out inspection on the operating and financial conditions, external guarantees, usage and repayment status of the loan, etc., after the loan has been drawn down by the Borrower. The Borrower shall have the obligation to actively cooperate with the Lender in monitoring payment management, post-drawdown management and relevant inspections.

10. The Lender shall have the right to early withdraw the loan under this Agreement from the Borrower in view of the fund collection status of the Borrower.

11. Special agreements on group customers (applicable to group customers).

If the Borrower of this Agreement is a group customer, the Borrower hereby undertakes that:

(1) the Borrower shall timely report the related party transactions of more than 10% of the net assets of the actual credit grantee, including: (i) the related party relationships of all parties to the transaction; (ii) items and nature of the transaction; (iii) the amount of the transaction or the corresponding proportion; (iv) pricing policy (including transactions with no amount or only nominal amount).

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(2) If the actual credit grantee has the following circumstances, it shall be deemed that the Borrower has breached the Agreement, and the Lender has the right to unilaterally decide to cancel the unused credit of the customer, recover part or all of the used credit, or require the customer to increase the margin to 100%: (i) providing false materials or concealing important business financial facts; (ii) changing the original purpose of the credit without the consent of the Lender, misappropriating the credit or using the bank credit to engage in illegal and illegal transactions; (iii) taking advantage of false contracts with related parties to obtain bank funds or credit by discounting or pledging creditor’s rights such as notes receivable and accounts receivable without actual trade background; (iv) refusing to accept the Lender’s supervision and inspection of its use of credit funds and relevant business and financial activities; (v) in case of major merger, acquisition and reorganization, the Lender believes that it may affect the credit security; (vi) intentionally evading bank creditor’s rights through related party transactions.

12. Special warranties, commitments and agreements on green credit (applicable to a Borrower whose construction, production and operation activities of nuclear power plants, large hydropower stations, water conservancy projects, resource extraction projects, etc. may seriously change the original state of the environment and the resulting adverse environmental and social consequences are not easy to be eliminated, as well as whose construction, production and operation activities of petroleum processing, coking and nuclear fuel processing, chemical raw materials and chemical products manufacturing, etc. will have adverse environmental and social consequences but such consequences are easy to be eliminated by taking mitigation measures):

(1) the Borrower declares and warrants to manage environmental and social risks, including: (i) the internal management documents related to environmental and social risks comply with the requirements of laws and regulations and are effectively implemented; (ii) there are no major litigation cases involving environmental and social risks;

(2) The Borrower commits to accept the supervision of the Lender and strengthen the management of environmental and social risks, including: (i) commitment of the compliance of all behaviors and performances related to environmental and social risks; (ii) commitment to establish and improve the internal management regulations of environmental and social risks, and specify the responsibilities, obligations and punishment measures of relevant responsible persons of the Borrower; (iii) commitment to establish and improve the emergency mechanism and measures for environmental and social risk emergencies; (iv) commitment to establish a special department and/or designate a person dedicated to be responsible for matters in relation to environmental and social risks; (v) commitment to cooperate with the Lender or its recognized third party in the assessment and inspection of the Borrower’s environmental and social risks; (vi) commitment to give appropriate responses or take other necessary actions with respect to strong doubts from the public or other stakeholders about the Borrower’s performance in controlling environmental and social risks; (vii) commitment to cause the essential related parties of the Borrower to strengthen their management to prevent the infection of environmental and social risks from the related parties to the Borrower; (viii) commitment to implement other matters that the Lender considers relevant to the control of environmental and social risks;

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(3) The Borrower undertakes to promptly and fully inform the Lender after the occurrence of any of the following circumstances: (i) various permits, approvals and consents related to environmental and social risks in the process of commencement, construction, operation and shutdown; (ii) assessment and inspection of the Borrower’s environmental and social risks by the environmental and social risk regulatory authority or its recognized institutions; (iii) construction and operation of supporting environmental facilities; (iv) discharge and compliance of pollutants; (v) safety and health of employees; (vi) major complaints and protests against the Borrower by neighboring communities; (vii) major environmental and social claims; (viii) other matters the Lender considers relevant to environmental and social risks;

(4) If the Borrower and the actual credit grantee have any of the following circumstances, it shall be deemed that the Borrower has an event of default under this Agreement: (i) any of the Borrower’s representations, warranties or undertakings on the management of environmental and social risks has not been seriously performed; (ii) the Borrower is punished by relevant government authorities due to its poor management of environmental and social risks; (iii) the Borrower is strongly questioned by the public and/or the media due to its poor management of environmental and social risks; (iv) other events of default as agreed by the Lender and the Borrower relevant to the management of environmental and social risks, including events of cross default;

In case of any of the above events of default of the Borrower, the Lender shall have the right to unilaterally decide to: (i) cancel the credit commitment that has been already made; (ii) suspend the disbursement of the loan until the Borrower takes corrective measures satisfactory to the Lender; (iii) recover the disbursed loan in advance; (iv) when the loan cannot be repaid, exercise relevant rights in relation to mortgage and pledge and other punishment measures in advance; (v) other punishment measures as agreed by the Lender and the Borrower.

13. With respect to the anti-money laundering agreement, the Borrower confirms and agrees that the Lender shall have the right to conduct the money laundering risk assessment on the transactions involved under this Agreement in accordance with the applicable anti-money laundering laws and regulations and internal management requirements, and when the Lender has reasonable reasons to suspect that the Borrower and/or the transactions under this Agreement are suspected of participating in money laundering, terrorist financing or (weapons of mass destruction) financing activities, or tax evasion and other unlawful activities as defined by the UN Security Council, the FATF, China, United States, the European Union and any other international organizations or countries, the Lender shall have the right to take necessary control measures in accordance with the anti-money laundering regulations of the People’s Bank of China. At the same time, the Lender shall have the right to directly restrict and suspend all or part of the business under this Agreement without notifying the Borrower, announce the early maturity of the loan, terminate this Agreement, and require the Borrower to be liable for all losses caused to the Lender.

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14. The Borrower agrees and irrevocably authorizes that subject to the prohibitive provisions of the Regulations on the Administration of Credit Investigation Industry and relevant laws and regulations, the Lender shall have the right to provide the information about all contracts/ agreements/commitments signed between the Borrower and the Lender in accordance with the collection requirements of the basic financial credit information database established by the state, including the information on the performance of all of the above contracts/agreements/commitments, as well as the basic enterprise information and other information provided by the Borrower, to the basic financial credit information database established by the state for inquiry and use by qualified entities. At the same time, the Lender shall also have the right to inquire and use the credit information about the Borrower in the basic financial credit information database established by the state. Such authorization covers all stages of the Lender’s necessary management of the business under this Agreement before and after the signing of this Agreement, and the validity period will expire with the actual termination of this Agreement.

15. The Borrower hereby confirms that it has fully understood and known the Lender’s position prohibiting its employees from seeking benefits in any form by taking advantage of their positions and undertakes to avoid such situations in accordance with the principle of integrity and fairness, and will not provide any form of rebates, gifts, securities, valuables, various incentives, personal reimbursement of expenses, private tourism, high-cost entertainment or any other improper interests to employees of the Lender.

Article 9 Stipulations on Deductions

1. The Borrower agrees that the Lender shall have the right to directly deduct and collect the funds from the repayment reserve account opened by the Borrower with Shanghai Pudong Development Bank Co., Ltd. to settle any due and payable debts, upon the due date of such outstanding debts under this Agreement. In the event where there is insufficient balance in the repayment reserve account for the repayment of the debts, the Lender shall have the right to deduct and collect the funds from any other account opened by the Borrower with any branch of Shanghai Pudong Development Bank Co., Ltd.

2. The Lender shall have the right to apply the proceeds deducted from the Borrower’s accounts to the settlement of the outstanding principal, interest or any other expenses of the loan. If there are multiple claims that become due and unpaid at the same time, the Lender shall determine the order of discharging such claims.

3. The following ways shall be applied when the currency obtained from deduction from the Borrower’s accounts differs from the currency of amount required for the settlement:

(1) In the case that the currency of the loan is RMB, the amount deducted from the Borrower’s bank accounts will be converted into RMB from their original currencies at the bidding price of relevant exchange rates published on the day of the fund deduction by the Lender and then used to settle the outstanding principal and interest.

(2) In the case that the currency of the loan is non-RMB, and the fund deducted from the Borrower’s bank accounts is RMB, the fund deducted will be converted from RMB to the currency in which the loan is denominated at the asking price of relevant exchange rates published on the day of the fund reduction by the Lender and then used to settle the outstanding principal and interest.

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(3) In the case that the currency of the loan and the fund deducted from the Borrower’s bank accounts are different and not denominated in RMB, the fund deducted will be first converted into RMB at the bidding price of relevant exchange rates published on the date of the fund deduction, then converted to the currency in which the loan is denominated at the asking price of relevant exchange rates published on the same date by the Lender and then used to settle the outstanding principal and interest.

Article 10 Proof of Debts

The Lender, in accordance with its usual business practice, maintains accounting ledgers for the business activities related to this Agreement on its accounting records for proof of the loan amount due to the Lender. The Borrower recognizes that the accounting vouchers or other valid proof issued and recorded by the Lender according to its business practices constitute valid proof of its loan obligations under this Agreement.

Article 11 Agreed Address for Service

1. The Lender confirms that the address listed on the first page of this Agreement is its effective address of service. The notice sent by the Borrower to the Lender directly or by mail under this Agreement shall be sent to the address listed on the first page of this Agreement until the Lender announces the change of such address. The Borrower agrees that all notices it sends to the Lender shall be deemed to have been served when actually received by the Lender.

2. The Borrower confirms that the address, fax, e-mail and other service information listed on the first page of this Agreement are its valid mailing address or address for electronic service. All kinds of non-litigation notices and other documents under this Agreement, as well as letters, subpoenas, notices and other legal documents issued to them in the process of any litigation (including any litigation procedures and execution procedures such as first instance, second instance and retrial) arising from this Agreement, as long as they are mailed or sent by fax, e-mail and other electronic service methods, they shall be deemed to have been served when they are sent to the mailing address or address for electronic service listed on the first page of this Agreement, and the specific service date shall be subject to the provisions on service date in the Civil Procedure Law. Any change to the above mailing address or address for electronic service shall not have legal effect unless notified to the Lender in advance, and the address for service confirmed in this Agreement shall still be deemed as a valid address for service.

Article 12 Events of Default and Handling

1. Events of default

Any of the following events shall constitute a default on the part of the Borrower to the Lender:

(1) Any representation and warranty made by the Borrower in this Agreement, or any notice, authorization, approval, consent, certificate and other documents provided by the Borrower pursuant to or in connection with this Agreement are inaccurate or misleading, or are proved to be inaccurate or misleading, or are proved to be void or rescinded or have no legal effect, at the time of being made by the Borrower.

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(2) Any breach of the “Other matters agreed by both parties”, if any, in Part I of this Agreement or any agreed matter in Article 8 in Part II of this Agreement by the Borrower.

(3) Any major event of cross default on the part of the Borrower, including but not limited to breaches of other loan contracts, agreements entered into by the Borrower; or default in repayment of debts when due under other loan contracts, agreements entered into by the Borrower.

(4) Embezzlement of funds, transfer of assets or sale of shares without authorization by investors of the Borrower.

(5) The guarantor fails or will fail to act in the capacity of a guarantor for the loan, or is or will be in breach of the signed guarantee document.

(6) The suspension of business, suspension of production, closure of business, suspension of business for internal rectification, restructuring, liquidation, being placed in receivership or conservatorship, dissolution, revocation or cancellation of business license, or bankruptcy of the Borrower.

(7) Deterioration of financial conditions of the Borrower or the guarantor, encountering great difficulties in operations, or an event or situation which has adverse impact on their normal operations, financial conditions or solvency.

(8) The Borrower or its controlling shareholders, actual controller or its related parties are involved in major litigation or arbitration, or their assets are subject to seizure, attachment, freezing, enforcement or other measures of the same effect, or their legal representative/person in charge, directors, supervisors, or senior management are involved in litigation, arbitration or subject to other forcible measures, which may have adverse impact on the solvency of the Borrower.

(9) Failure to pay the principal and interest as scheduled or utilize the loan for purposes as agreed in this Agreement.

(10) Failure to make payments of the loan obtained hereunder with agreed methods.

(11) Provision of false or misleading documents and information for the application of the loan.

(12) Failure to meet or exceed beyond the relevant financial indicators as agreed under this Agreement.

(13) On any date of paying the principal and interest under this Agreement and within three (3) days before the same, the balance in the repayment reserve account is lower than the amount of principal and interest payable by the Borrower for the current period.

(14) Unusual movements of fund flows in the general settlement account/fund collection account.

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(15) The Borrower engages in activities which are in breach of this Agreement and will hinder the normal execution of this Agreement or other activities which will impair the normal interests of the Lender.

2. Handling of default

(1) If any one or more of the above events of default occur, the Lender may, at its sole discretion, take one or more of the following measures:

i) Request the Borrower to rectify within a defined period of time.

ii) Cancel any unused loan of the Borrower, stop depositing or making payments from unused loan balance granted to the Borrower.

iii) Declare all or part of the loan principal granted under this Agreement becomes due in advance immediately, and request immediate repayment of all or part of the loan, settlement of outstanding interest, and seek recourse from the guarantor or Borrower in any and all means.

iv) Collect penalty interest on overdue loan principal and/or misappropriated loan portion at compound interest rate.

v) Directly deduct and collect funds from any bank account opened by the Borrower with any branch of the Shanghai Pudong Development Bank Co., Ltd.

vi) Request the Borrower to supplement additional conditions to issuance and payment of the loan, or change the methods of payment of the loan.

vii) Request the Borrower to provide other guarantees recognized by the Lender.

viii) Other necessary measures as provided for in the laws.

(2) In addition to the above measures, the Lender may further request the Borrower to be liable for defaulting liabilities and to pay liquidated damages (refer to Part I of this Agreement for the calculation of liquidated damages). Where the liquidated damages are insufficient to cover losses suffered by the Lender, the Borrower shall indemnify the Lender against all losses resulting therefrom.

(3) The Borrower shall also bear all expenses paid by the Lender in connection with the Lender’s realization of debts and guarantee rights if it fails to repay the principal or pay the interest in full and on time, including but not limited to debt chasing expenses, litigation charges, attorneys’ fees, travelling expenses and all other fees payable.

Article 13 Effectiveness, Modification and Rescission

1. This Agreement shall become effective after the Borrower has affixed the signature (or seal) of its legal representative or his/her authorized agent and its common seal and the Lender has affixed the signature (or seal) of its legal representative (person in charge) or his/her authorized agent and its common seal (or special contract seal) and shall be terminated when all the debts under this Agreement are fully discharged.

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2. After this Agreement becomes effective, neither party to this Agreement is permitted to modify or rescind this Agreement early. Where any modification or rescission is required for this Agreement, both parties shall reach an agreement on the same through negotiation and evidenced by written agreement.

Article 14 Other Provisions

1. Definitions

(1) “All the debts” under this Agreement shall mean the loan principal, interest, liquidated damages and various expenses for the realization of the debts.

(2) “Interest” under this Agreement shall include interest, penalty interest and compound interest.

(3) “Banking business day” under this Agreement shall mean the general open days for public business at the Lender’s place of residence, excluding Saturday, Sunday (except for any day open to the public due to holiday adjustment) and other public holidays provided by laws.

2. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the People’s Republic of China (for the purpose of this Agreement, excluding the laws of Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region).

3. Dispute Resolution

Any and all disputes arising from this Agreement shall be resolved through friendly negotiation. In the case that such agreement cannot be reached, the dispute shall be referred to a people’s court in the place where the Lender is located. During the period of dispute, the parties shall continue to comply with the undisputed provisions of this Agreement.

4. Miscellaneous

(1) Any matter uncovered in this Agreement may be agreed by both parties hereto and recorded in Part I of this Agreement or in a separate written agreement which will become an annex to this Agreement. The annexes to this Agreement (see Part I of this Agreement) are an integral part of this Agreement and shall have the same legal effect as the main text of this Agreement.

(2) During the term of this Agreement, the Lender’s grant of a period of grace or delay in action in connection to any default or other actions by the Borrower shall not impair, influence or restrict any and all rights or interests of the Lender in accordance with laws or with regards to this Agreement, neither can be taken as the Lender’s recognition of such event of default by the Borrower, nor can be deemed as the Lender’s waiver of its rights to take actions against the Borrower’s current or future defaults.

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(3) The invalidity of any terms in this Agreement shall not affect the validity of other terms of this Agreement. The Borrower shall be liable for the repayment of all of the debts owed to the Lender under this Agreement, regardless of reasons resulting in the invalidity of this Agreement. In case of the aforesaid event, the Lender shall have the right to terminate the execution of this Agreement immediately and may seek for repayment of all the outstanding debts under this Agreement from the Borrower.

(4) The Lender may transfer all or part of the rights and/or obligations under this Agreement, and under such circumstance, the transferee shall have the same rights and/or obligations to the Borrower as if it was a party to this Agreement. The Borrower shall be liable to the transferee as agreed in this Agreement after its receipt of the notice from the Lender with regards to the transfer of debts.

(5) Unless otherwise stated herein, the relevant terms and expressions in the annexes to this Agreement have the same meaning as those contained in this Agreement.

(6) The headings in this Agreement are for ease of reference only and shall not be regarded as the basis of interpretation of the content under that heading.

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(This is the signature page with no main text)

This Agreement is signed by the Borrower and the Lender as indicated below on April 16, 2021. The Borrower acknowledges that, at the time of signing this Agreement, both parties have explained and discussed all of the terms and conditions in details. Both parties have no doubt on any of the terms and conditions herein and have an accurate understanding of the legal implications of the terms and conditions with respect to the rights and obligations, restrictions of liability or exclusion provisions of the parties.

The Borrower

AURORA MOBILE LIMITED

By:	/s/ Weidong Luo

Name:	Weidong Luo

Title:	Legal Representative or Authorized Agent

The Lender

SHANGHAI PUDONG DEVELOPMENT BANK CO., LTD. SHENZHEN BRANCH

By:	/s/ Tianshou Wang

Name:	Tianshou Wang

Title:	Legal Representative / Person in Charge or Authorized Agent